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Exhibit 99.6

Exhibit 6

[Letterhead of Cascade Investment, L.L.C.]

VIA AIR COURIER AND FACSIMILE

November 4, 2002

Board of Directors
c/o Corporate Secretary
Liberty Satellite & Technology Inc.
7600 E. Orchard Rd., Ste. 330 South
Englewood, CO 80111

Re:	Acquisition of Liberty Satellite & Technology, Inc. ("Liberty Satellite") by Liberty Media Corporation ("Liberty Media")

Gentlemen:

        For the reasons described below and as stated in the letter to Gary S. Howard from Michael Kellen, Senior Vice President and Director, Arnhold and S. Bleichroeder Holdings, Inc., we respectfully request, as an owner of approximately 4.6% of Liberty Satellite's Series A Common Stock, that the Board of Directors enter into negotiations with Liberty Media, its controlling shareholder, to acquire all the remaining shares of Liberty Satellite.

        Liberty Media now owns approximately 86% of the fully diluted equity interests in Liberty Satellite, and 97.6% of the voting power. Based on the payment of the preferred stock dividend in kind, not cash, and other actions occurring in recent months, it seems apparent that Liberty Media is interested in increasing its ownership interest and will eventually own 100% of Liberty Satellite. Given that eventuality, we have concluded that it is in the collective best interest of the minority shareholders to have Liberty Media acquire all of the outstanding shares of Liberty Satellite. Further, we believe the board of directors can best fulfill its fiduciary duties by taking an active, not a passive, role in that acquisition.

        We recommend that the Board of Directors request Liberty Media to commence a tender offer for the currently outstanding shares of Series A Common Stock and Series B Common Stock that are not owned by Liberty Media. We think the interests of the minority shareholders of Liberty Satellite can best be protected by adopting certain procedures described below.

        We do not know if Liberty Media would consider making an offer. To induce such an offer and to show our good faith, we are prepared to commit in writing (if permitted by applicable law) to Liberty Satellite that we would tender our shares if Liberty Media made a tender offer that included the following safeguards:

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  the transaction must be evaluated and approved by an independent committee of the Board;

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  the consideration must be determined through a process that determines fair value by taking into consideration all relevant factors and not just the share price on the date of the transaction;

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  the tender offer must be subject to a non-waivable requirement that a majority of the minority stockholders tender their shares;

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  •
  Liberty Media must promise to consummate a prompt § 253 merger at the same price if it obtains more than 90% of the shares; and

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  Liberty Media must not make any retributive threats to stockholders that elect not to participate.

        We recognize that when such a merger was proposed in 2001, not only did we oppose the merger, but Liberty Satellite, its board of directors and Liberty Media were the targets of various shareholder lawsuits. We believe, based on subsequent actions of the two companies, that a merger is now the best course of action for us and other minority shareholders. We would not be surprised if (and there is no way to prevent) similar suits being filed if Liberty Media was to adopt our suggestion. We believe, however, that if Liberty Satellite adopted the protections outlined above, such lawsuits would ultimately be found to be without merit. Further, we think the members of the board of directors could show that they were proactive in their efforts to protect the interests of the minority shareholders. Far worse, we think, is if the board of directors passively allows, or, even worse, facilitates, Liberty Media's acquisition of more than 90% of the outstanding shares of Liberty Satellite (allowing it to come under the Delaware decision of Glassman v. Unocal Exploration Corporation) without acquiring any protections or benefits for minority shareholders.

        We have not always agreed with the actions taken by the board of directors of Liberty Satellite but we think as shareholders it is in our best interests to move forward. Based on all the circumstances, we think the best solution is to proceed as described above. Since we are in agreement with Michael Kellen with respect to this proposal, we are preparing a joint Schedule 13D with Mr. Kellen and related entities, which will be filed promptly.

  I am available to discuss the issues raised by this letter at 425-893-6360.

Best Regards,
Cascade Investment, L.L.C.
By

Mark R. Beatty General Counsel
cc:	Michael Larson Chief Investment Officer, Cascade Investment, L.L.C. Michael Kellen Senior Vice President and Director, Arnhold and S. Bleichroeder Holdings, Inc.

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  Exhibit 99.6
Exhibit 6